UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



March 26, 2004

Curtis R. Hearn
Jones, Walker, Waechter, Poitevent, Carrère & Denègre LLP
201 St. Charles Avenue
New Orleans, LA 70170-5100

Act: 1934
Section:
Rule: 14a-8
Public Availability: 3/26/2004

Re: Tidewater Inc.
Incoming letter dated March 10, 2004

Dear Mr. Hearn:

This is in response to your letter dated March 10, 2004 concerning the shareholder proposal submitted to Tidewater by Harold J. Mathis, Jr. We have also received a letter from the proponent dated March 14, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Harold J. Mathis, Jr.
P.O. Box 1209
Richmond, TX 77406-1209

JONES WALKER

Curtis R. Hearn
Direct Dial 504-582-8308
Direct Fax 504-589-8308
chearn@joneswalker.com

March 10, 2004



Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Tidewater Inc.
Stockholder Proposal Submitted by Harold J. Mathis, Jr.

Ladies and Gentlemen:

We are counsel to Tidewater Inc., a Delaware corporation ("Tidewater" or the "Company"). On November 11, 2003, Tidewater received a proposed stockholder resolution and supporting statement (together, the "Proposal") from Harold J. Mathis, Jr. (the "Proponent" or "Mr. Mathis") for inclusion in the Company's 2004 proxy statement (the "2004 Proxy Statement") to be provided to the Company's stockholders in connection with its 2004 Annual Meeting. For the reasons set forth below, we believe that the Proposal and its supporting statement contain materially false and misleading statements and therefore may be excluded from the Company's 2004 Proxy Statement pursuant to Rule 14a-8(i)(3) of the Securities Exchange Act of 1934, as amended.

The Company requests that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excludes the Proposal from its 2004 Proxy Statement for the reasons set forth below.

In accordance with Rule 14a-8(j), we are enclosing six copies of this letter and the Proposal, attached hereto as Exhibit A. In conformity with the Rule, we are also simultaneously providing a copy of this submission to the Proponent.

**TEXT OF THE PROPOSAL AND SUPPORTING STATEMENT**

The Proposal submitted by Mr. Mathis calls for the declassification of Tidewater's Board of Directors. The text of the Proposal is as follows:

"RESOLVED: That the stockholders of Tidewater, Inc., assembled in annual meeting in person or by proxy, hereby request that the Board of Directors take the needed steps to provide that at future elections of directors new directors be elected annually and not by classes, as is now provided, and that on expiration of present terms of directors their subsequent elections shall also be on an annual basis.

**REASONS**

It is the proponent's belief that classification of the Board of Directors is not in the best interest of Tidewater Inc. and its shareholders. This proponent also believes that it makes a Board less accountable to shareholders when all directors do not stand for election each year; the piecemeal election insulating directors and senior management from the impact of poor performance.

The Council of Institutional Investors' (www.cii.org) Shareholders Bill of Rights recommends:

1) Annual Election of all directors

2) Adoption of shareholder resolutions that receive a majority of votes cast.

In fact, a vast number of companies listed on the NYSE elect all directors each year.

The WALL STREET JOURNAL reports that:
"Weak Boardrooms and Weak Stocks Go Hand in Hand"
September 9, 2003

Classified boards are rapidly becoming a thing of the past as more companies demonstrate a greater commitment to the principles of corporate democracy, adhering to policies that maximize accountability to shareholders.

Why should Tidewater Inc. shareholders continue the piecemeal approach of waiting three years to complete their evaluation of the entire Board?

REGISTER YOUR VIEWS ON THE TOTAL BOARD'S PERFORMANCE EACH YEAR.

Protect you investment through better corporate governance and board accountability. Vote YES to evaluate director performance each year."

[End of Supporting Statement]

As discussed in detail below, there are numerous statements in the Proposal's supporting statement that are materially false and misleading in violation of Exchange Act Rule 14a-9.

**GROUNDS FOR EXCLUSION**

Exchange Act Rule 14a-8(i)(3) permits a company to exclude a stockholder proposal from its proxy solicitation materials "if the proposal or the supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." This includes any portion or portions of a proposal or supporting statement that, among other things, contain false or misleading statements, inappropriately cast the proponent's opinions as statements of fact, or otherwise fail to appropriately document assertions of fact. See *The Dow Chemical Company* (March 17, 2003); *Alaska Air Group, Inc.* (March 14, 2003); *The Home Depot, Inc.* (March 4, 2003); *The Boeing Company* (Feb. 18, 2003); *Weyerhaeuser Company* (Jan. 21, 2003); *Staff Legal Bulletin No. 14* (July 13, 2001) (where the Staff states that shareholders should provide factual support for statements in the proposal and supporting statements or identify statements as their opinion where appropriate).

The Staff has concurred that a company may properly exclude *entire* stockholder proposals and supporting statements if they contain false and misleading statements or omit material facts necessary to make such statements not false and misleading. See *The Swiss Helvetia Fund, Inc.* (April 3, 2001) and *General Magic. Inc.* (May 1, 2000). In addition, as stated by the Staff in *Staff Legal Bulletin No. 14* (July 13, 2001), "when a proposal and supporting statement will require detailed and extensive editing in order to bring it into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading."

As discussed below, the Proposal is replete with statements and assertions that are false and misleading, the correction of which would require detailed and extensive editing; accordingly, the Company believes the entire Proposal is in violation of Rule 14a-9, and therefore may properly be excluded in its entirety pursuant to Rule 14a-8(i)(3).

The Company believes that the following portions of the Proposal's supporting statements are false and misleading.

1. In the first paragraph of the Proponent's supporting statement, the Proponent states in part: "This proponent also believes that it makes a Board less accountable to shareholders when all directors do not stand for election each year; the piecemeal election insulating directors and senior management from the impact of poor performance."

This statement is properly excludable under Rule 14a-9 because it contains misleading information and impugns the integrity of Tidewater's management and its Board of Directors. Although the statement is couched as the Proponent's opinion, the statement suggests that Tidewater's Board of Directors is not currently accountable to its stockholders. The statement also suggests that Tidewater's management and its Board of Directors are performing poorly and that the poor performance is being shielded by the classified board structure. This impugning of the reputation of Tidewater's management and its Board of Directors is clearly impermissible under Exchange Act Rule 14a-9. See Note (b) to Exchange Act Rule 14a-9 (stating that material "which directly or indirectly impugns character, integrity or personal reputation" may be misleading under Exchange Act Rule 14a-9); *The Boeing Company* (February 26, 2003) (permitting the deletion of two paragraphs in response to company's argument that they were inflammatory); *Maytag Corporation* (March 14, 2002) (permitting deletion of certain statements that malign management); *Raytheon Company* (March 13, 2002) (same). Even with a classified board, one-third of the board members are up for election each year, and Tidewater's stockholders have at all times the power to make substantial changes to the Board's composition through the proxy machinery if they choose to do so. Notwithstanding this capability, at no time in the last 15 years have the stockholders made any attempt to wage a proxy contest or withheld voting authority in any appreciable amount with respect to the slate of nominees proposed by the Board. It is misleading and completely unfounded to claim that a classified board is any less accountable to the company's stockholders than a non-classified board. It is also misleading to suggest that there is a proven correlation between the classified board structure and poor performance.

2. In the second paragraph of the Proponent's supporting statement, the Proponent states: "The Council of Institutional Investors' (www.cii.org) Shareholders Bill of Rights recommends:

1) Annual Election of all directors

2) Adoption of shareholder resolutions that receive a majority of votes cast."

This statement is properly excludable because it contains false information, omits material information, and is misleading. First, the Proponent references the Council's "Shareholders Bill of Rights" as the source for the statement, and directs the Company's stockholders to the Council's website at www.cii.org. The Council's website does not reference or contain a "Shareholders Bill of Rights", as described by the Proponent. Rather, the Council's recommendations cited by the Proponent appear under the heading "Council Policies - The Board of Directors", and are only two of eleven policies addressed by the Council. Second, the statement fails to disclose that the Council itself, on its website, has specifically stated that its guidelines bind neither its members nor corporations, and that they are designed to be guidelines that the Council has found to be appropriate in most situations. As such, they are broad-based generic recommendations only and do not take into account specific information regarding the Company, its governing documents, and Delaware law. The Proponent's failure to accurately portray the full position of the Council may lead Tidewater's stockholders to believe that the Council's recommendations are specific to Tidewater, when they clearly are not. See *The Boeing Company* (February 11, 2004) (requiring the proponent to revise the supporting statement to make clear that the Council's recommendation relates to proposals generally and not the proponent's specific proposal). The Proponent's statement therefore contains false information and omits other material information in contravention of Rule 14a-9.

Further, the Commission previously has found that references to internet addresses and/or websites are excludable and may be omitted from proposals or supporting statements if the information contained in such website "may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules." *Staff Legal Bulletin No. 14* (July 13, 2001). See *AMR Corporation* (April 3, 2001) (requiring the proponent to delete the same website address included in the Proposal); *The Emerging Germany Fund, Inc.* (December 22, 1998); *Templeton Dragon Fund, Inc.* (June 15, 1998). It is appropriate to exclude the Proponent's statement because the reference to the Council's website is vague, and false or misleading statements could be incorporated into the website at any time.

Finally, the statement references an entire website. Stockholders who visit the site cannot readily determine the source of the applicable statement made in the Proposal, but will access a considerable volume of information that is not germane to the Proposal. Moreover, the citation is to a third-party website whose content cannot be regulated and is subject to change at any time. Accordingly, for these and the other reasons set forth herein, the statement should be excluded.

3. In the third paragraph of the Proponent's supporting statement, the Proponent states: "In fact, a vast number of companies listed on the NYSE elect all directors each year."

This statement is properly excludable because it is an undocumented assertion of fact not capable of verification by reference to the text of the Proposal itself. See *Staff Legal Bulletin No. 14* (July 13, 2001) (where the Staff states that shareholders should provide factual support for statements in the proposal and supporting statements). The Proponent does not cite a source for this alleged statement of fact, thereby precluding the Company or its stockholders from verifying the accuracy of the statement. The statement also does not provide specific information as to the number or percentage of NYSE listed companies which allegedly do not have classified boards of directors.

In addition, the statement that "a vast number of companies listed on the NYSE elect all directors each year" can be viewed as an uncorroborated opinion presented as fact. Mr. Mathis' idea of what constitutes "a vast number" may differ dramatically from the views of other stockholders. This unsubstantiated statement about "a vast number of companies" may lead stockholders to assume that declassified boards are the "norm" for public companies, which would be a highly questionable claim at best, and in any event has not been substantiated in the slightest.

The Staff has previously required proponents to substantiate the identity of companies referenced in stockholder proposals. See *The Boeing Company* (February 7, 2001) (requiring the proponent to provide citations to "many institutional investors" before such reference could be included in a proposal); *R.J. Reynolds Tobacco Holdings, Inc.* (March 7, 2000) (requiring proponent to provide citations to a "report" and an "experiment" before such references could be included in a proposal). Therefore, the statement is properly excludable because it is vague and misleading.

4. In the fourth paragraph of the Proponent's supporting statement, the Proponent states: "The WALL STREET JOURNAL reports that: 'Weak Boardrooms and Weak Stocks Go Hand in Hand' September 9, 2003."

This statement is properly excludable because it contains false information, omits material information, and is misleading. The quote referenced by the Proponent is a phantom one, as it does not appear anywhere in the September 9, 2003 issue of *The Wall Street Journal*. Without an accurate citation to support the quote, the Company or its stockholders cannot verify the Proponent's statement. See *The Boeing Company* (February 18, 2003) (instructing the Proponent to provide factual support in the form of a citation for information attributed to "McKinsey & Co. corporate governance survey"); *Weyerhaeuser Company* (January 21, 2003) (instructing the proponent to provide citation to a specific publication date for the proposal's reference to a "major series by the Seattle Times").

The only article that appears in the September 9, 2003 issue that focuses on corporate governance and stock performance is an article entitled "Metrics Take Stock of Cost and Effect of Bad Governance", printed in the Journal's "Heard On The Street" opinion column. The article refers to a study that concluded that companies with high corporate governance rankings outperformed businesses with weak corporate governance rankings during the past three years. The article mentions numerous criteria used by the study to measure a company's corporate governance ranking - none of which included a declassified board of directors. A copy of *The Wall Street Journal* article is attached hereto as Exhibit B. In brief, the Proponent both has expressly made reference to a quote that does not exist, and apparently mischaracterized a study referred to in *The Wall Street Journal* as standing for the proposition that a classified board is a weak board - when no such reference was made in the article. Moreover, Mr. Mathis has not offered any other evidence to support this assertion, but has rather attempted to attribute his opinion to a well-respected newspaper - a tactic sure to mislead stockholders. Thus, exclusion of the statement is appropriate.

5. In the fifth paragraph of the Proponent's supporting statement, the Proponent states: "Classified boards are rapidly becoming a thing of the past as more companies demonstrate a greater commitment to the principles of corporate democracy, adhering to policies that maximize accountability to shareholders."

The statement contains broad statements of the Proponent's beliefs presented as facts. The Staff has on numerous occasions found statements in support of stockholder proposals to be in violation of Rule 14a-9 where, as here, they are overly broad statements of the Proponent's opinion. See *DT Industries, Inc.* (August 10, 2001) (permitting exclusion of statements in support of a shareholder proposal absent recasting of the statements as the proponent's opinion); *Prentiss Properties Trust,* (March 8, 2001) (permitting exclusion of statements in support of a shareholder proposal absent recasting of the statements as the proponent's opinion); *Lubrizol Corporation,* (February 10, 1999) (permitting exclusion of statements in support of a shareholder proposal absent recasting of the statements as the proponent's opinion). Accordingly, the Proponents statement is materially false and misleading under Exchange Act Rule 14a-9.

The Proponent's statement further suggests that Tidewater's Board of Directors does not currently account to its stockholders. In addition to being a completely false statement, this is merely another attempt to impugn the reputation of Tidewater's Board of Directors, which, as discussed in detail in paragraph 1 above, is impermissible under Exchange Act Rule 14a-9.

6. In the sixth paragraph of the Proponent's supporting statement, the Proponent states: "Why should Tidewater continue the piecemeal approach of waiting three years to complete their evaluation of the entire Board?"

The statement contains broad statements of the Proponent's beliefs presented as facts and is therefore misleading under Exchange Act Rule 14a-9. The statement suggests that unless Tidewater's Board of Directors is declassified, Tidewater's stockholders will be precluded from evaluating the Company's Board of Directors. The Proponent puts forth no evidence to support this assertion. As discussed in paragraph 1 above, Tidewater's stockholders have consistently elected the Board's nominees for director.

7. In the eighth paragraph of the Proponent's supporting statement, the Proponent states: "Protect your investment through better corporate governance and board accountability."

The Proponent's statement is an overly broad statement of opinion and is therefore excludable under Rule 14a-9. As discussed in detail in paragraph 4 above, the Staff has on numerous occasions found statements in support of stockholder proposals to be in violation of Rule 14a-9 where, as here, they are overly broad statements of the Proponent's opinion. In addition, statements of opinion must be identified as such. See *Staff Legal Bulletin No. 14* (July 13, 2001) (where the Staff states that shareholders should phrase statements as their opinion where appropriate).

The statement also suggests that Tidewater does not currently have a sound corporate governance policy and that Tidewater's Board of Directors does not currently account to its stockholders - yet another impermissible attempt to impugn the reputation of Tidewater's management and its Board of Directors.

* * * * *

We understand that the Staff on occasion permits stockholder proponents to amend portions of a proposal and its supporting statement to avoid having the entire proposal omitted under Rule 14a-8(i)(3). <u>See</u> *Staff Legal Bulletin No. 14* (July 13, 2001). However, as the Staff made clear in *Staff Legal Bulletin No. 14*, "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules,. . .[ the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading."

The Company believes exclusion of the entire Proposal--without an opportunity to modify the Proposal--is warranted in this case. As discussed above, the Proposal's supporting statement would require a complete overhaul to bring it into compliance with Rule 14a-9.

Moreover, the proposal has been submitted by a proponent who has substantial experience in submitting proposals under Rule 14a-8. Mr. Mathis frequently submits proposals, including on the topic of declassification, that have required substantial editing in order to bring them into compliance with Rule 14a-9. See *Honeywell International, Inc.* (October 16, 2001); *Freeport-McMoRan Copper & Gold Inc.* (February 21, 2001); *Freeport-McMoRan Copper & Gold Inc.* (February 22, 1999); *AlliedSignal Inc.* (January 15, 1998). Where, as here, a proponent is intimately familiar with the requirements of Rule 14a-8 and Rule 14a-9, it is especially appropriate to exclude a proposal by that proponent where the proposal does not meet the rules' requirements. *See Staff Legal Bulletin No. 14* (noting that the Staff "spend[s] an increasingly large portion of. . .[its] time and resources each proxy season responding to no-action requests regarding proposals or supporting statements that have obvious deficiencies in terms of accuracy, clarity or relevance").

Accordingly, the Company believes that the entire Proposal is excludable from the 2004 Proxy Statement pursuant to Rule 14a-8(i)(3) and Rule 14a-9 and that Mr. Mathis should not be permitted an opportunity to amend the Proposal to remedy its defects.

**CONCLUSION**

For the foregoing reasons, the Company has determined to omit the Proposal from its 2004 Proxy Statement.

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (504) 582-8308.

Very truly yours,

Curtis R. Hearn

Curtis R. Hearn

Attachments
cc: Harold J. Mathis, Jr.

EXHIBIT A

**HAROLD J. MATHIS, JR.**

P. O. BOX 1209
RICHMOND, TEXAS 77406-1209

TEL (281) 342-5723
FAX (281) 342-8199
cengulfmar@aol.com

November 10, 2003

Tidewater, Inc.
Mr. Cliffe F. Laborde
601 Poydras Street, Suite 1900
New Orleans, LA 70130

**BY FAX AND U.S. MAIL**

Pursuant to Rule X-14 of the Securities and Exchange Commission, this letter is formal notice to the management of Tidewater, Inc. that at the coming annual meeting of 2004, Harold J. Mathis, Jr., who is the owner of 200 shares, will cause to be introduced from the floor the following resolution. AS SHOWN BY THE BOOKS AND RECORDS OF THE CORPORATION OR IN BROKERS NAMES THAT I HAVE BEEN OWNER. THE STOCK WILL BE RETAINED PAST THE MEETING DATE. HOWEVER, CIRCUMSTANCES ARISING AFTER SUCH DATE MAY CHANGE THE HOLDINGS.

I ask that, if management intends to oppose this resolution, my name and address as above (including e-mail address), together with the number of shares owned and represented by me as recorded in the stock ledger of the Corporation, be printed in the proxy statement together with the text of the resolution and the statement of reasons for its introduction. I also ask that the substance of the resolution be included in the notice of the annual meeting.

> "**RESOLVED:** That the stockholders of Tidewater, Inc., assembled in annual meeting in person or by proxy, hereby request that the Board of Directors take the needed steps to provide that at future elections of directors new directors be elected annually and not by classes, as is now provided, and that on expiration of present terms of directors their subsequent elections shall also be on an annual basis."

**REASONS**

It is this proponent's belief that classification of the Board of Directors is not in the best interest of Tidewater, Inc. and its shareholders. This proponent also believes that it makes a Board less accountable to shareholders when all directors do not stand for election each year; the piecemeal election insulating directors and senior management from the impact of poor performance.

The Council of Institutional Investors' (http://www.cii.org/) Shareholders Bill of Rights recommends:

1) Annual Election of all directors
2) Adoption of shareholder resolutions that receive a majority of votes cast.

In fact, a vast number of companies listed on the NYSE elect all directors each year.

The WALL STREET JOURNAL reports that:

"Weak Boardrooms and Weak Stocks Go Hand in Hand."
September 9, 2003

Classified boards are rapidly becoming a thing of the past as more companies demonstrate a greater commitment to the principles of corporate democracy, adhering to policies that maximize accountability to shareholders.

Why should Tidewater, Inc. shareholders continue the piecemeal approach of waiting three years to complete their evaluation of the entire Board?

REGISTER YOUR VIEWS ON THE TOTAL BOARD'S PERFORMANCE EACH YEAR.

Protect your investment through better corporate governance and board accountability. Vote YES to evaluate director performance each year.

**PLEASE MARK YOUR PROXY IN FAVOR OF THIS PROPOSAL;** otherwise, it is automatically cast as a vote against, even if you abstain.

Sincerely,

Harold J. Mathis, Jr.

cc: Securities and Exchange Commission
Washington, D. C. 20549

**EXHIBIT B**

MONEY & INVESTING
THE WALL STREET JOURNAL.



# Metrics Take Stock Of Cost and Effect Of Bad Governance

By Ken Brown

STOCK-MARKET INVESTORS, not being the best-behaved group around, often have turned a blind eye to dodgy corporate behavior. Now there is evidence showing just how costly that lax attitude has been.

Many of the worst-performing stocks during the past several years—including Enron Corp., HealthSouth Corp. and Gemstar-TV Guide International Group Ltd.—have subpar corporate governance in common. And collectively, those stocks have done far worse than their rivals with better governance, according to a soon-to-be-released study of about 1,600 major U.S. and foreign firms.

**HEARD ON THE STREET**

The study, by GovernanceMetrics International Inc. in New York, quantifies what many investors intuitively have guessed—that companies with weak governance trail the market. The new numbers, which soon will be available to big investors, could put added pressure on businesses that are governance laggards by applying statistics to an area that until now generally has been more art than science.

They also could give some needed guidance to smaller investors, many of whom have struggled to keep track of which companies are headed for trouble and which ones seem to be on the right track.

"Across the country, there's a great outrage," says New York State Comptroller Alan Hevesi, who has proposed a coalition of investors, government officials and corporate executives to push for better governance. "There's a growing sense of how costly these scandals have been."

Mr. Hevesi, who oversees New York's $106 billion public employees pension fund, says that putting numbers to governance changes could add to the incentives for companies to reform. "Corporate-governance changes may not bring in immediate—the following week—profits to a company, but long term they do," he said.

For all of the U.S. and foreign businesses rated by the firm, companies with the worst governance ratings returned 5.4% for the 12 months ended Aug. 12, compared with 11% for all stocks rated. The Dow Jones Industrial Average gained 9.7% in the 12 months ended Aug. 12.

Over three years, the worst corporations lost an average of 13% a year compared with a loss of 1.8% for all companies. The Dow Jones industrials lost an average of 3.7% annually during that period. Highly rated firms beat those currently rated

*Please Turn to Page C3, Column 1*

## Good Behavior

Companies ranked highly for corporate governance outperformed businesses with weak governance during the past three years. A study of stock returns of 1,600 major global firms by GovernanceMetrics International shows that corporations with bad governance cost investors money.

| GOVERNANCE RATING | STOCK PERFORMANCE* |
|---|---|
| Well above average | +5.37% |
| Above average | +1.7% |
| Average | -0.18% |
| Below average | -6.23% |
| Well below average | -13.27% |
| **Global universe average** | -1.76% |

*Annualized return figures for the three-year period ended Aug. 12.

# Bad Governance Proves Costly

*Continued From Page C1*

near the bottom over five and 10 years as well.

But good governance doesn't automatically make you rich. While bad governance makes for bad returns, buying companies with top-notch governance won't necessarily mean higher returns, according to the study.

During the past year, businesses with an average rating for governance returned 15%, beating stocks rated above average and well above average for governance. While the companies that get top governance scores did best during the past three years, corporations with average ratings won the five- and 10-year contests.

**HEARD ON THE STREET**

Judging a company's governance bona fides can be tricky. GovernanceMetrics rates businesses on 600 criteria ranging from auditor independence to conflicts of interest among top executives to potential share dilution from stock options. Added weight is given to areas that fall under categories called Board Accountability, which focuses on board independence and share ownership by directors, among other things, and Financial Disclosure and Internal Controls, including auditor independence and the accuracy of the corporation's financial statements.

Taking both of those categories individually, the trends hold; companies that score poorly in these areas tend to be lousy stocks. "Our job is to identify the risks for shareholders. They can decide whether those risks are worth it or not," says Gavin Anderson, president and chief executive of GovernanceMetrics.

Many, though clearly not all, corporations are listening. "There has been a lot of change, primarily for the better," says Mr. Anderson, who adds that because his firm rates companies twice a year, some of the recent changes aren't reflected in the ratings.

Not surprisingly, Freddie Mac and Fannie Mae, the big mortgage-lending concerns, got poor ratings because of their weak disclosure. Since then, Freddie Mac has ousted its top management and said it would need to restate its past earnings. Fannie Mae, which has sidestepped these problems, has improved its disclosure and now gets a top ranking.

King Pharmaceuticals Inc., whose shares are 66% off their record high, was handed GovernanceMetrics' lowest rating because two of the drug firm's directors were brothers of the chairman and CEO, Jefferson Gregory, and one of them received $65,000 in consulting fees from the company. In addition, the corporation was under investigation by the Securities and Exchange Commission for accounting issues.

James Green, King's executive vice president for corporate affairs, acknowledged the criticisms, but says the company has changed. The two brothers are gone from the nine-member board. Now seven of the board members are considered independent. While the company is still under SEC scrutiny, it conducted its own examination, which led it to take a charge involving Medicaid rebates to states. "I think we have made substantial progress in that area," Mr. Green said.

Westar Energy Inc., whose shares are down 58%, also got a bottom-rung rating for lacking an environmental policy and because of loans to its CEO. And it, too, has improved, naming a vice president of corporate compliance and internal audit who reports to the board's audit committee. "There are a lot of good things in the works," says Karla Olsen, a spokeswoman for the big Midwestern utility.

Gemstar-TV Guide International Group could boast of a number of bad governance practices, including a majority of nonindependent directors, related-party transactions with the now-former CEO and numerous earnings restatements, not to mention an SEC inquiry. Small wonder its shares are down 95%.

In a written response, the company said: "Gemstar-TV Guide completed a management and corporate-governance restructuring in November 2002. The company has resolved its past accounting issues, and has taken significant steps towards the resolution of associated regulatory issues."

GovernanceMetrics, which was founded in April 2000, released its first ratings in December and now scores about 1,000 of the largest U.S. firms and just over 600 foreign names covering the companies in many of the major stock indexes.

HAROLD J. MATHIS, JR.
P. O. BOX 1209
RICHMOND, TEXAS 77406-1209

TEL (281) 342-5723
FAX (281) 342-8199
centulfmar@aol.com

March 14, 2004

**VIA FAX AND U.S. MAIL**

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

**RE: Tidewater, Inc. Stockholder Proposal Submitted by Harold J. Mathis, Jr.**

Ladies and Gentlemen:

This letter is in response to one directed to you from Jones Walker L.L.P. regarding this proponent's proposal to elect all directors annually at Tidewater, Inc. Many of the claims made by Mr. Hearn are unsound and do not merit exclusion of my proposal from the 2004 Tidewater proxy materials.

1) It is not the intent of this proponent to impugn the integrity of directors or management. It is the opinion of this proponent that staggered boards do not enhance accountability to shareholders, and the annual election of directors gives shareholders a more direct means to review director performance each year and vote accordingly.

2) The council of Institutional Investors recently redesigned its website, under the new listing of Council Policies. The substance is still the same, now existing as:

   Council Policies – The Board of Directors www.cii.org/dcwascii/web.nsf/doc/policies_i.cm
   "Supermajority votes should not be required."

   Council Policies – Shareholder Voting Rights www.cii.org/dcwascii/web.nsf/doc/policies_ii.cm
   "Supermajority votes should not be required."

   This proponent is willing to recast his reference to Council Policies as stated above which would take readers directly to the site.

3) This proponent is wiling to recast his statement to read "A large number of publicly traded companies including ChevronTexaco, American International Group, Halliburton, TXU, Con Edison, CSX Corp., Motorola, General Motors, Nicor, Inc., ExxonMobil, ADM, J.P. Morgan, Chase & Co., Xerox, Bristol-Myers Squibb, Advanced Micro Devices, Ford, Motor Co., Bank of America, Altria Group, Freeport-McMoRan Copper & Gold, American Express, Johnson & Johnson, Tyson Foods, Hewlett-Packard, Co., AT&T, Southern Co., Weingarten Realty, Schlumberger, Home Depot, Wells Fargo, Citigroup, Walt Disney Co., IBM, General Electric,

Microsoft, Intel and Dell, to name just a few, elect all directors annually as cited in their respective proxy statements."

4) Mr. Hearn is wrong. The article "Weak Boardrooms and Weak Stocks Go Hand in Hand" is in the September 9, 2003 edition of the WALL STREET JOURNAL on page C1. Please see Exhibit A as attached. Further, there is no place for the kind of sarcasm exhibited by Mr. Hearn when addressing the Staff in his reference to a "phantom" WSJ article.

5) This proponent is willing to recast his statement to read "It is the belief of this proponent that classified boards are rapidly becoming . . . . . . . accountability to shareholders."

6) I believe the question of "Why should Tidewater continue the piecemeal approach of having shareholders wait three years to complete their evaluation of the entire board?" to be correct as it stands and should not be recast.

7) I also believe the statement "Protect your investment through better corporate governance and Board accountability" to be correct. This proponent continues to maintain that better corporate governance and Board accountability does protect one's investment. It appears from Mr. Hearn's petition to the Staff that he opposes better corporate governance and board accountability in addition to opposing the evaluation of director performance each year. These are beneficial attributes and the statement as proposed should stand.

Finally, Mr. Hearn has referenced certain proposals previously filed by this proponent. Mr. Hearn failed to mention that at Honeywell in 2002-2003 and at Freeport-McMoRan Copper & Gold in 2002, no attempts were even made to exclude these proposals, and in previous years, only minor revisions were recommended by the Staff. Mr. Hearn's phrasing that these proposals "have required substantial editing" is merely the subject of his opinion and should be labeled as such. None of the companies mentioned above were ever allowed to omit the proposals of this proponent, and in fact, the ones cited by Mr. Hearn went on to receive a majority of affirmative votes. Mr. Hearn also failed to mention that his own firm, after 5 years of opposition at Freeport-McMoRan Copper & Gold, authored a company sponsored proposal with the recommendation to vote "yes." This was after an affirmative vote of 78.43 % of the votes cast in 2002.

It is unfortunate that Mr. Hearn chose not to discuss the issues with this proponent prior to addressing the Staff because it appears that many of the items cited could have been cured with simple modification.

An agreement to make simple revisions would have saved valuable Staff time and the company money. Apparently, Tidewater was intent on not having a proposal placed before shareholders regarding the annual election of directors.

Sincerely,

Harold J. Mathis, Jr.

cc: Curtis R. Hearn
Jones Walker L.L.P.

**EXHIBIT A**



**Weak Boardrooms And Weak Stocks Go Hand in Hand**
j000000020030909dz990000x
Heard on the Street
By Ken Brown
1133 Words
09 September 2003
The Wall Street Journal
C1
English


STOCK-MARKET INVESTORS, not being the best-behaved group around, often have turned a blind eye to dodgy corporate behavior. Now there is evidence showing just how costly that lax attitude has been.

Many of the worst-performing stocks during the past several years -- including Enron Corp., HealthSouth Corp. and Gemstar-TV Guide International Group Ltd. -- have subpar corporate governance in common. And collectively, those stocks have done far worse than their rivals with better governance, according to a soon-to-be-released study of about 1,600 major U.S. and foreign firms.

The study, by GovernanceMetrics International Inc. in New York, quantifies what many investors intuitively have guessed -- that companies with weak governance trail the market. The new numbers, which soon will be available to big investors, could put added pressure on businesses that are governance laggards by applying statistics to an area that until now generally has been more art than science.

They also could give some needed guidance to smaller investors, many of whom have struggled to keep track of which companies are headed for trouble and which ones seem to be on the right track.

"Across the country, there's a great outrage," says New York State Comptroller Alan Hevesi, who has proposed a coalition of investors, government officials and corporate executives to push for better governance. "There's a growing sense of how costly these scandals have been."

Mr. Hevesi, who oversees New York's $106 billion public employees pension fund, says that putting numbers to governance changes could add to the incentives for companies to reform. "Corporate-governance changes may not bring in immediate -- the following week -- profits to a company, but long term they do," he said.

For all of the U.S. and foreign businesses rated by the firm, companies with the worst governance ratings returned 5.4% for the 12 months ended Aug. 12, compared with 11% for all stocks rated. The Dow Jones Industrial Average gained 9.7% in the 12 months ended Aug. 12.

Over three years, the worst corporations lost an average of 13% a year compared with a loss of 1.8% for all companies. The Dow Jones Industrials lost an average of 3.7% annually during that period. Highly rated firms beat those currently rated near the bottom over five and 10 years as well.

But good governance doesn't automatically make you rich. While bad governance makes for bad returns, buying companies with top-notch governance won't necessarily mean higher returns, according to the study.

During the past year, businesses with an average rating for governance returned 15%, beating stocks rated above average and well above average for governance. While the companies that get top governance scores did best during the past three years, corporations with average ratings won the five- and 10-year contests.

Judging a company's governance bona fides can be tricky. GovernanceMetrics rates businesses on 600 criteria ranging from auditor independence to conflicts of interest among top executives to potential share dilution from stock options. Added weight is given to areas that fall under categories called Board

Accountability, which focuses on board independence and share ownership by directors, among other things, and Financial Disclosure and Internal Controls, including auditor independence and the accuracy of the corporation's financial statements.

Taking both of those categories individually, the trends hold; companies that score poorly in these areas tend to be lousy stocks. "Our job is to identify the risks for shareholders. They can decide whether those risks are worth it or not," says Gavin Anderson, president and chief executive of GovernanceMetrics.

Many, though clearly not all, corporations are listening. "There has been a lot of change, primarily for the better," says Mr. Anderson, who adds that because his firm rates companies twice a year, some of the recent changes aren't reflected in the ratings.

Not surprisingly, Freddie Mac and Fannie Mae, the big mortgage-lending concerns, got poor ratings because of their weak disclosure. Since then, Freddie Mac has ousted its top management and said it would need to restate its past earnings. Fannie Mae, which has sidestepped these problems, has improved its disclosure and now gets a top ranking.

King Pharmaceuticals Inc., whose shares are 66% off their record high, was handed GovernanceMetrics' lowest rating because two of the drug firm's directors were brothers of the chairman and CEO, Jefferson Gregory, and one of them received $65,000 in consulting fees from the company. In addition, the corporation was under investigation by the Securities and Exchange Commission for accounting issues.

James Green, King's executive vice president for corporate affairs, acknowledged the criticisms, but says the company has changed. The two brothers are gone from the nine-member board. Now seven of the board members are considered independent. While the company is still under SEC scrutiny, it conducted its own examination, which led it to take a charge involving Medicaid rebates to states. "I think we have made substantial progress in that area," Mr. Green said.

Westar Energy Inc., whose shares are down 58%, also got a bottom-rung rating for lacking an environmental policy and because of loans to its CEO. And it, too, has improved, naming a vice president of corporate compliance and internal audit who reports to the board's audit committee. "There are a lot of good things in the works," says Karla Olsen, a spokeswoman for the big Midwestern utility.

Gemstar-TV Guide International Group could boast of a number of bad governance practices, including a majority of nonindependent directors, related-party transactions with the now-former CEO and numerous earnings restatements, not to mention an SEC inquiry. Small wonder its shares are down 95%.

In a written response, the company said: "Gemstar-TV Guide completed a management and corporate-governance restructuring in November 2002. The company has resolved its past accounting issues, and has taken significant steps towards the resolution of associated regulatory issues."

GovernanceMetrics, which was founded in April 2000, released its first ratings in December and now scores about 1,000 of the largest U.S. firms and just over 600 foreign names covering the companies in many of the major stock indexes.

---

Good Behavior

Companies ranked highly for corporate governance outperformed businesses with weak governance during the past three years. A study of stock returns of 1,600 major global firms by GovernanceMetrics International shows that corporations with bad governance cost investors money.

| GOVERNANCE RATING | STOCK PERFORMANCE* |
|---|---|
| Well above average | + 5.37% |
| Above average | + 1.7% |
| Average | - 0.18% |
| Below average | - 6.23% |
| Well below average | -13.27% |
| Global universe average | - 1.76% |

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 26, 2004

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Tidewater Inc.
Incoming letter dated March 10, 2004

The proposal requests that the board take the needed steps to provide for the annual election of all directors.

We are unable to concur in your view that Tidewater may omit the entire proposal under rule 14a-8(i)(3). There appears to be some basis for your view, however, that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- revise the reference to www.cii.org to provide a citation to a specific source and delete the words "Shareholders Bill of Rights" from the phrase that begins "The Council of Institutional Investors . . ." and ends ". . . Bill of Rights recommends";

- provide factual support in the form of a citation to a specific source for the sentence that begins "In fact, a vast . . ." and ends ". . . directors each year"; and

- recast the sentence that begins "Classified boards are . . ." and ends ". . . accountability to shareholders" as the proponent's opinion.

Accordingly, unless the proponent provides Tidewater with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Tidewater omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

John J. Mahon
Attorney-Advisor